December 5, 2008

Mail Stop 4561

Mr. David Fisher
Chief Executive Officer
optionsXpress Holdings, Inc.
311 W. Monroe Street, Suite 1000
Chicago, IL 60606

> **Re:** **optionsXpress Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2008**
> **Definitive Proxy Statement**
> **Filed 2/29/08**
> **File No. 001-32419**

Dear Mr. Fisher:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Off-Balance-Sheet Arrangements, page 33

1. We note that during the ordinary course of your business there are certain customer activities that may result in contingencies that are not reflected in the

consolidated financial statements. We also note your specific reference to margin accounts. Please describe all customer activities that may expose you to material off-balance-sheet credit risk and discuss in detail such off-balance sheet risks. Provide the disclosures required by Item 303(a)(4) of Regulation S-K. Provide this information in your response letter and confirm that you will include it in your future filings.

Critical Accounting Policies, page 34

2.   In future filings, please disclose your accounting policy related to the valuation of financial instruments, specifically ARS, including a discussion of how you determine whether impairment is other than temporary.

Item 9A. Controls and Procedures, page 36

3.   Please confirm to us that you will revise future filings to include the disclosure required by Item 308(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-7

Advertising, page F-8

4.   We note that costs related to the production of broadcast advertising are expensed when the first broadcast occurs. Please quantify the amounts incurred as well as expensed for each period presented and advise us what consideration you gave to paragraphs 42-43 of SOP 93-7 when determining your accounting policy.

Form 10-Q for the quarter ended September 30, 2008

Note 7. Financial Instruments, page 9

5.   We note from your reconciliation on page 10 that $107,575 was transferred in to "Level 3" investments during the first nine months of 2008. This appears to represent the entire balance of ARS. Please advise us how you have classified the other $50,600 ARS that was outstanding as of 12/31/07. If these securities were sold or redeemed, please tell us if a gain or loss was recognized on disposal and how the transaction was accounted for in your financial statements.

6.   In future filings, please expand your discussion of ARS to include 1) a quantification of the key assumptions used in your valuation analysis, such as the long-term contractual interest rates paid by the issuers in the event of auction failures, estimates of the economic life of the ARS, fair market interest rates for the ARS, and the premium used to compensate for the illiquidity of the ARS and 2) the number and dollar value of failed auctions for all periods presented. In addition, please supplementally tell us if you have liquidated other ARS since

September 30, 2008. If so, tell us the amount liquidated and the gains or losses recorded on those sales.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 17

Compensation Factors, page 19

7.   We note your disclosure that you consider prevailing practices of comparable companies in establishing the compensation of your NEOs. We note that you use one peer group in assessing relative company performance and a second peer group comprised of 14 financial service firms to benchmark compensation. You also disclose that you use another peer group to benchmark compensation and that is a smaller group comprised of competitors in the industry of a similar size and business. Please disclose the names of the companies in this peer group and discuss why you use two separate peer groups in benchmarking compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.

Elements of Executive Compensation, page 20

8.   The disclosure currently describes the factors that you "may" consider in setting salary levels for individual NEOs. The disclosure should describe the factors actually considered in the most recently completed fiscal year. Please provide this disclosure in future filings and tell us how you intend to comply.

9.   We note that you set base salary levels slightly below industry average and annual bonus awards slightly higher than industry average. Please revise to quantify how actual salary and bonus amounts awarded in the most recent fiscal year compared to the peer companies. Provide this disclosure in future filings and tell us how you intend to comply.

10.   To the extent that you established individual performance goals for your NEOs, please disclose the individual goals and whether such goals were met by the NEOs. Please also disclose how the achievement of such goals, or lack thereof, contributed to your decisions as to NEO base salaries. Provide similar disclosure regarding individual goals established for performance-based bonuses. Please refer to Compliance and Disclosure Interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm and Staff Observations in the Review of Executive Compensation Disclosure located at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm for further guidance. Please provide this disclosure in future filings and tell us how

you intend to comply.

11.   We note your use of corporate performance goals and objectives as well as peer
group performance in measuring your corporate performance when establishing
executive compensation. Please quantify your goals and objectives and how they
compared with actual results with respect to your net income, pre-tax margin,
revenue growth and customer asset growth. Quantify how your actual results
compared to these goals. Also, please identify the market indices that you use to
compare customer asset growth and clarify which peer group you use to compare
revenue growth. Provide this disclosure in future filings and tell us how you
intend to comply.

12.   Please explain the correlation between the various adjustments to baseline target
bonuses that appear on page 21 and your goals and objectives as well as your
competitors' results. For example, you note that the net income factor is
multiplied by 105%. Does this indicate that your actual net income was 5%
higher than your goal? Please provide this disclosure in future filings and tell us
how you intend to comply.

13.   We note that the base salary figures for 2007 for your NEOs on page 20 differ
from those in the Summary Compensation Table on page 24. Please advise as to
the differences.

                                          *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Philip Rothenberg, Staff Attorney at (202) 551-3466 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief